# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stabilis Solutions, Inc., CIK 0001043186
CUSIP: 85236P101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11750 Katy Freeway Suite 900, Houston, Texas (TX), 77079
Date of event which requires filing of this statement: 01/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001541112

## Reporting persons
- Westervelt T. Ballard Jr.: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 413,740; shared voting power 0; sole dispositive power 413,740; shared dispositive power 0; aggregate amount beneficially owned 413,740 (2.2% of the class)
  Comment: N

## Item 1. Issuer
Name of issuer: Stabilis Solutions, Inc.
Address of issuer's principal executive offices: 11750 Katy Freeway Suite 900 Houston TX 77079

## Item 2. Person Filing
Name of person filing: Westervelt T. Ballard, Jr.
Address of principal business office or, if none, residence: Same as Item 1(b).
Citizenship: State of Texas

## Item 4. Ownership
Amount beneficially owned:
413,740

(1) Reflects the expiration of options on January 1, 2026 for 1,742,574 shares of common stock.
Percent of class:
2.2(2)

(2) The Issuer reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, that it has 18,596,301 shares of Common Stock outstanding. The ownership percentage is based upon 18,596,301 shares of Common Stock outstanding.
Sole power to vote or to direct the vote: 413,740(1)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 413,740(1)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westervelt T. Ballard Jr.: /s/ Westervelt T. Ballard, Jr, Westervelt T. Ballard, Jr (01/20/2026)